UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67267

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORRIDOR CAPITAL GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 KING STREET
(No. and Street)

CHAPPAQUA	NEW YORK	10514
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PIERRE WOLF — 914-238-2045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARKS PANETH & SHRON LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH, D.C.
202

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PIERRE WOLF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORRIDOR CAPITAL GROUP LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

BETTE HEIMAN
NOTARY PUBLIC, State of New York
NO. 31-6833970
Qualified in New York County
Commission Expires March 30, 20 10

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) Independent Auditors' report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORRIDOR CAPITAL GROUP LLC

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

DECEMBER, 31 2006

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of December 31, 2006 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.



Marks Paneth
& Shron LLP

*Certified Public Accountants
and Consultants*

INDEPENDENT AUDITORS' REPORT

Board of Directors
Corridor Capital Group LLC

We have audited the accompanying statement of financial condition of Corridor Capital Group LLC as of December 31, 2006, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corridor Capital Group LLC at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934 and the regulations under the CEAct. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron, LLP

New York, NY
February 27, 2007

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com



Associated worldwide with JHI

CORRIDOR CAPITAL GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$	257,963
Commission receivable		850,791
Property and equipment at cost, less accumulated depreciation and amortization of $14,141		76,819
	$	1,185,573

LIABILITIES AND MEMBER'S EQUITY

Accrued Expenses	$	10,350
Total Liabilities		10,350
Member's Equity		1,175,223
	$	1,185,573

See notes to financial statements.

CORRIDOR CAPITAL GROUP LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUES		
Commissions	$	2,358,410
Total Revenues		2,358,410
EXPENSES		
Employee compensation and benefits		73,211
Occupancy		45,562
Professional fees		71,892
Regulatory fees		6,785
Other operating expenses		66,928
Total Expenses		264,378
NET INCOME	$	2,094,032

See notes to financial statements.

CORRIDOR CAPITAL GROUP LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

Member's Equity at January 1, 2006	$	20,213
Member's contributions		275,778
Member's distributions		(1,214,800)
Net income		2,094,032
Member's Equity at December 31, 2006	$	1,175,223

See notes to financial statements.

CORRIDOR CAPITAL GROUP LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 2,094,032
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	14,141
Increase in commission receivable	(850,791)
Increase in accrued expenses	2,236
Net Cash Provided by Operating Activities	1,259,618
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property	(90,960)
Net Cash Used by Financing Activities	(90,960)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	275,778
Member's distributions	(1,214,800)
Net Cash Used by Financing Activities	(939,022)
NET INCREASE IN CASH	229,636
Cash at December 31, 2005	28,327
Cash at December 31, 2006	$ 257,963
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During the Year for:	
Interest	$ -
Income taxes	$ -

See notes to financial statements.

CORRIDOR CAPITAL GROUP LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. ORGANIZATION AND NATURE OF BUSINESS

Corridor Capital Group LLC (the "Company"), (A Wholly-Owned Subsidiary of Corridor Capital Group Holdings, LLC), is a Delaware Limited Liability Company that was formed on November 14, 2005 and commenced operations in 2006.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and registered as an introducing broker with the National Futures Association (NFA). The Company refers investors to other brokers or dealers and does not hold customer funds or securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue is recognized when earned and consists primarily of commissions earned from one broker with which the Company does business.

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives of the assets.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Income Taxes

The Company is not subject to federal or state income taxes. The profit or loss of the Company passes directly to the member for income tax purposes.

CORRIDOR CAPITAL GROUP LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2006

		Life in Years
Improvements	$ 11,091	5
Furniture and fixtures	77,180	7
Computers	2,689	3-7
	90,960	
Less accumulated depreciation and amortization	14,141	
	$ 76,819	

4. RELATED PARTY TRANSACTIONS

Corridor Capital Group, LLC ("the Parent Company"), allocates a monthly administrative fee to the Company for expenses incurred that are attributable to the Company for shared office space and overhead. The Company records the transactions as increases in Member's Equity to cover the costs of these expenses as the Parent Company makes no claim for reimbursement. The total administrative fee charged to the Company for the year ended December 31, 2006 was $220,778. There is $0 due to the Parent Company at December 31, 2006.

5. CAPITAL CONTRIBUTIONS

Member's interest is reflected at amounts contributed in cash and for goods and services contributed by the member at fair value, as established by recent purchases by the managing member.

6. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the twelve months after commencing operations, for which it shall not exceed 8 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to or in excess of $45,000.

At December 31, 2006, the Company's net capital of $247,613 exceeded required net capital of $45,000 by $202,613 and the ratio of aggregate indebtedness to net capital was .042 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

CORRIDOR CAPITAL GROUP LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

NET CAPITAL		
Total member's equity qualified for net capital	$	1,175,223
Deductions and/or credits		
Nonallowable assets:		
Property and equipment (net of accumulated depreciation and amortization)		76,819
Commission receivable		850,791
		927,610
NET CAPITAL	$	247,613
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses and other	$	10,350
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	45,000
Excess net capital	$	202,613
Ratio of aggregate indebtedness to net capital		.042:1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31,2006)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	247,613
Audit adjustments to nonallowable assets		(116,346)
Audit adjustments to member's equity		116,346
Net capital per above	$	247,613

CORRIDOR CAPITAL GROUP LLC

AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

DECEMBER 31, 2006



Marks Paneth & Shron LLP

Certified Public Accountants and Consultants

Board of Directors
Corridor Capital Group LLC

In planning and performing our audit of the financial statements of Corridor Capital Group LLC (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a 5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a 3(a)(11) and the reserve required by Rule 15c3 3(e)

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a 13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all

fully paid and excess margin securities of customers as required
by Rule 15c3 3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a 5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or

report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, National Association of Securities Dealers (NASD), National Futures Association (NFA), and other regulatory agencies that rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.



New York, NY
February 27, 2007

END